Exhibit 99.11

BOARD APPOINTMENT AT CABLE & WIRELESS

Cable and Wireless plc today announced the appointment of Clive Butler as a non-executive director.

Clive, 58, is currently corporate development director at Unilever, where he has served on the main board since 1992. During that period he has also undertaken the roles of personnel director and category director for Unilever’s Home and Personal Care division.

He was a non-executive director of the Lloyds TSB group from 1996 until 2003 following the acquisition by Lloyds Bank of the TSB group, where Clive had been a non-executive director since 1993.

He joined Unilever in 1970 and has remained with the company ever since, working in a variety of marketing and general management roles, including holding positions in the USA, Zimbabwe and The Philippines. He retires from Unilever in May this year.

His appointment to the Cable & Wireless board takes effect from May 1, 2005.

Cable & Wireless Chairman Richard Lapthorne said: “I am pleased we can further strengthen our board with Clive’s vast experience of international business. His breadth of knowledge will further enhance the skills of our existing board.”

23 February, 2005

Notes to editors:

The existing Cable & Wireless Board comprises:

Chairman: Richard Lapthorne
Deputy Chairmen: Lord Robertson of Port Ellen GCMG; Robert Rowley.
CEO: Francesco Caio
CFO: Charles Herlinger
Executive Director, International Businesses: Harris Jones
Group Human Resources Director: George Battersby
Senior non-executive director: Graham Howe
Non-executive Directors: Bernard Gray, Kate Nealon, Anthony Rice, Kasper Rorsted, Agnès Touraine.

About Cable & Wireless

Cable & Wireless is one of the world’s leading international communications companies. It provides voice, data and IP (Internet Protocol) services to business and residential customers, as well as services to other telecoms carriers, mobile operators and providers of content, applications and internet services.

Cable & Wireless’ principal operations are in the United Kingdom, continental Europe, Asia, the Caribbean, Panama and the Middle East.

For more information about Cable & Wireless, go to www.cw.com.

Contacts:

Investor Relations:
Louise Breen
Director, Investor Relations
Tel: +44 20 7315 4460

Craig Thornton,
Manager, Investor Relations
Tel: +44 20 7315 6225

Virginia Porter
VP, Investor Relations and Assoc. General Counsel
Tel: 001 212 551 3563

Media:
Lesley Smith
Director Corporate Affairs
Tel: +44 20 7315 4410

Steve Double
Group Head of Media Communications
Tel: +44 20 7315 6759

Peter Eustace
Head of Media Relations
Tel: +44 20 7315 4495